UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

( ) Form 10-K  ( ) Form 20-F ( ) Form 11-k (X) Form 10-Q ( ) Form N-SAR

For Period Ended: September 30, 1996
                  -------------------

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

AGTsports, Inc.
P.O. Box 620
Tampa, FL  33601
Commission File Number:  0-21914



Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (x)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement required by Rule 12b-25(C) has been attached if applicable

Part III - Narrative

The  Registrant  just  received  previously   requested   information  from  its
wholly-owned subsidiary which is a foreign corporation. Additional time is needed to consolidate this information for the Form 10-Q.

Part IV - Other Information

(1)  B. Mack Devine               (813) 661-3209
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(2) Have all other  periodic  reports  required under section 13 or 15(d) of the
Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?
If the answer is no, identify report(s).

                    (X)  Yes    ( )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    (X)  Yes    ( )  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 AGTsports, Inc.
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the has caused this  notification  to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 14, 1997               By:     /S/ Cory J. Coppage
       -----------------                      ----------------------------------

                                       Title: Corporate Secretary
                                              ----------------------------------

                                 AGTsports, Inc.
                                   Form 12b-25



A very minimal amount of financial activity occurred during the first fiscal quarter ending December 31, 1996.

No revenues were realized during the current fiscal quarter. In addition, overall expenses are down due to the restructuring of the Company's activities (as noted in the September 30, 1996 Form 10-K) to reduce expenses. Depreciation expense will also be lower due to the reduced amount of fixed assets.